EXHIBIT 99.1


                              FOR IMMEDIATE RELEASE


Contacts:
Nanosystems                 Investors:                     Media:
Richard Vickers             Emer Reynolds                  Anita Kawatra
Ph:  610-313-7034           Ph: +353-1-709-4000            Ph: 212-331-8800



            ELAN'S NANOSYSTEMS AND BRISTOL-MYERS SQUIBB SIGN LICENSE
                      AGREEMENT FOR NANOCRYSTAL TECHNOLOGY

           Provides Bristol-Myers Squibb with the Right to Develop and
              Commercialize Products Incorporating this Technology


Dublin, Ireland, 30 September, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that its drug delivery business unit, NanoSystems, and Bristol-Myers Squibb Company (NYSE: BMY) have signed a license agreement for NanoCrystal(TM) technology. This license will provide Bristol-Myers Squibb with access to NanoCrystal technology and the right to develop and commercialize products incorporating this technology. The license agreement between NanoSystems and Bristol-Myers Squibb includes formulation services, technology transfer, development milestones and royalties on sales of products incorporating or made using this technology.

"This license agreement represents the successful culmination of several years of collaboration with Bristol-Myers Squibb in which NanoCrystal technology has been applied to a variety of their proprietary drug candidates. The ease and speed with which NanoCrystal technology will be transferred into Bristol-Myers Squibb's R&D and manufacturing operations will allow NanoCrystal systems to be applied effectively to the full range of their discovery, product development, and life-cycle management activities. We look forward to continuing to help to address Bristol-Myers Squibb's needs in formulating their poorly water-soluble drug candidates," said Dr. Joseph Fix, Chief Operations Officer of NanoSystems.


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NanoSystems' technology continues to meet the demands of the pharmaceutical industry. The reliability and capability of this technology has been demonstrated through the commercialization of two prescription products in which the drugs are presented in NanoCrystal form.

Ronald L. Smith, Ph.D., Executive Director of Exploratory Biopharmaceutics & Stability at Bristol-Myers Squibb's Pharmaceutical Research Institute commented:
"Solubilization technologies continue to play an increasingly important role in enabling drug candidate development and adding value to currently marketed products. This agreement further strengthens our portfolio of technologies toward addressing aqueous solubility issues in developing innovative drug products."

About NanoSystems and its NanoCrystal Technology
------------------------------------------------
NanoSystems is a drug delivery business unit of Elan focused on the development of value-added pharmaceutical products for its clients through the application of its proprietary NanoCrystal Technology. NanoSystems has a strong pipeline of development projects and integrated development capabilities to support drug discovery activities, clinical product development and commercial manufacturing. There are currently two pharmaceutical products that have been commercialized that incorporate NanoCrystal technology and a number of additional product launches are anticipated to occur over the next two years.

NanoCrystal technology may enhance the clinical performance of poorly water-soluble drugs by transforming them into nanometer-sized particles. An increasing number of the drug candidates synthesized each year by pharmaceutical companies are poorly water-soluble. Most of these otherwise promising compounds are discarded because they are refractory to traditional formulation approaches. NanoCrystal technology has the potential to rescue a significant fraction of these compounds. The drug in nano-form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, sterile forms for injection, with the potential for substantial improvements to clinical performance. NanoSystems is a business unit of Elan and more information on this technology is available at www.nanocrystal.com.


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Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.


This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described herein are the following: the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; and Elan's ability to protect its intellectual property. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.